Exhibit 7.3

[Stanford Financial Group letterhead]

June 15, 2005

The Board of Directors

CellStar Corporation

1730 Briarcroft Court

Carrollton, TX  75006

Re:          Proposed Investment in CellStar Corporation (the “Company”)

Gentlemen:

This letter will confirm the proposal of Stanford Financial Group Company directly, or one of its affiliates, including but not limited to Stanford International Bank Ltd. (the “Purchaser”), subject to the terms and conditions contained herein and to the execution and delivery of mutually agreeable definitive documents, to purchase $25 million original principal amount of convertible debentures of the Company (the “Debentures”) along with certain warrants (described below).

The proposed terms of the Debentures are set forth on Schedule A of the Term Sheet attached to this letter.  We also acknowledge that the Company may wish to issue and sell up to an additional $25 million of Debentures having the same features as the $25 million of Debentures to be sold to the Purchaser (provided that such additional Debentures will not have the benefit of any third party guarantees arranged by the Purchaser for the Debentures that it purchases).

Our proposals are subject to, among other conditions to be set forth in the definitive documents, each of the following:

1.             Our satisfaction with the financial position, business and prospects of the Company following a due diligence examination of the Company, and its subsidiaries.

2.             The execution and delivery of an intercreditor agreement with the existing senior lenders that will provide for: (a) the subordination of the Debentures to the existing bank financing, and the outstanding 12% Senior Notes of the Company (the “Senior Notes”), (b) the subordination of the Subordinated Notes (defined below) to the existing bank debt, the Senior Notes, and the Debentures, (c) the Debenture holders the rights to cure monetary defaults by purchasing additional series of Debentures from the Company as set forth in the Term Sheet, and (d) provide waivers of non-monetary defaults, so that all senior debt is in good standing at the time of the Closing.

3.             Upon closing of the transaction, there shall be a board consisting of five directors.  Alan H. Goldfield shall be elected to the Board of Directors of the Company and shall be named as its Chairman of the Board and Chief Executive Officer.  Mr. Goldflield shall appoint at least three of the four remaining directors on the five member Board.

4.             The delivery to the Purchaser of opinions of counsel addressed to the Purchaser in form and content reasonably acceptable to the Purchaser.

It is understood that the decision to proceed with, and the final terms of, the definitive agreements will depend on satisfactory results of the Purchaser’s due diligence investigation (including reviews of legal, accounting and operational issues) of the Company’s continuing business prospects and the prevailing securities market conditions at the time of the Closing.  It is anticipated that the due diligence examination will commence immediately and that the closing will be held, or the efforts toward concluding a transaction will terminate, on or before forty five days from the date of the execution and delivery hereof by the Company (the “Closing Date”), unless extended by mutual agreement of the Purchaser and the Company.

By executing and returning this letter, the Company irrevocably commits and agrees to pay the Purchaser, within fifteen days of invoicing, the Purchaser’s reasonable out-of-pocket expenses related to the making of this proposal, its due diligence examination of the Company and the preparation of the definitive agreements, whether or not a transaction is concluded, not to exceed $150,000.00.

Until a definitive agreement is executed by the parties, only this paragraph, the preceding two paragraphs, and the two following paragraphs shall be binding on and enforceable by the parties; the remaining provisions of this letter of intent reflect an expression of the intention only and shall have no legally binding or enforceable effect.

This letter shall be governed by Florida law and the parties hereto agree to accept service of process mailed from and jurisdiction of courts of competent jurisdiction in Miami-Dade County, Florida.

If the foregoing meets with your approval, we would appreciate your signing both enclosed copies of this letter in the space provided below and returning one of them to us.  In the event that we do not receive a copy of this letter evidencing your acceptance and agreement within by the close of business on June 17, 2005, the terms of this letter shall be null and void and of no further force and effect.

Very truly yours,

STANFORD FINANCIAL GROUP COMPANY

By:	/s/ Daniel Bogar
Daniel Bogar
Senior Managing Director

STANFORD INTERNATIONAL BANK LTD.

		By:	/s/ James M. Davis
James M. Davis
Chief Financial Officer and Director

Accepted and Agreed:

CELLSTAR CORPORATION

By:	/s/ Robert Kaiser
Authorized Officer

Date:	6/16/2005

Term Sheet

Schedule A - Convertible Debentures

Amount:	$25,000,000

Instrument:	Convertible Debenture

Term:	4 years

Funding:	Full funding at closing

Coupon:	8% per annum - payable semi-annually in arrears

Fee:	1%, payable to Stanford Group Company, as agent, plus reimbursement of reasonable out-of-pocket expenses, payable at closing

Conversion price:	$4.00 per share, subject to adjustment and anti-dilution

Prepayment Option:

In whole, upon 45 days’ prior written notice that the bona fide closing price of CellStar common stock exceeded $12.00 per share (adjusted equitably for splits or reverse splits) for each of the 30 consecutive trading days prior to the date of such notice.

Warrants:	Warrants to purchase 4,800,000 shares, exercisable at $0.01 per share with 5-year term.

Registration Rights:

The Common Stock into which the Debentures are convertible will be registered for resale as soon as possible after the Closing Date. The Purchaser and the Company will enter into a Registration Rights Agreement providing, among other things, that the Registration Statement will be filed within 30 days from the Closing Date. The Company shall respond appropriately to all SEC comments as promptly as practicable after receipt of said comments, and will use its best reasonable efforts to cause the Registration Statement to become effective within 180 days from the Closing Date.

Subordination:	The Debentures shall be subordinate and junior in right of payment to the existing Foothill senior credit facility and existing 12% senior subordinated notes due January 2007.

Future Advances:

In the event of a default under any senior debt, the Purchaser shall have the right, but not the obligation, to purchase additional debentures of the Company in an original principal amount up to the amount necessary to cure such default, with interest to accrue at the maximum lawful rate and which shall be convertible at the average closing price per share for the twenty trading days preceding the date of the applicable future advance. The Purchaser shall be entitled to pay for such securities by transferring the sums required by the lender to cure such default directly to such lender.

Consents:	The holders will have the right to approve any transaction not in the ordinary course of business such as a sale of assets, merger, consolidation, amendment of the Articles or By-laws or otherwise.